
10013266

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to ________.

Commission file number: 0-19345

A. Full title of the Plan:

ESB Financial Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ESB Financial Corporation
600 Lawrence Avenue
Ellwood City, Pennsylvania 16117

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report for the ESB Financial Corporation Retirement Savings Plan (the "Plan") and appear immediately after the signature page hereof:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008

Notes to Financial Statements

Supplemental Schedule

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ESB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

June 29, 2010 By: /s/ John T. Stunda

John T. Stunda
Senior Vice President of Human Resources

INDEX TO EXHIBITS

Number	Description
23.1	Consent of S.R. Snodgrass, A.C., Independent Registered Accounting Firm.

Financial Statements and Schedules

ESB Financial Corporation Retirement Savings Plan

Years ended December 31, 2009 and 2008
with Report of Independent Registered Public Accounting Firm

ESB Financial Corporation Retirement Savings Plan

Financial Statements and Schedules

Years ended December 31, 2009 and 2008

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ESB Financial Corporation
Ellwood City, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of ESB Financial Corporation Retirement Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ESB Financial Corporation Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of (1) Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009, and (2) Schedule H, line 4j – Schedule of Reportable Transactions as of or for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S. R. Snodgrass, A.C.

Wexford, PA
June 25, 2010

ESB Financial Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2009	**2008**
Assets		
Contributions receivable	**$ 40,488**	**$ 37,529**
Investments	**12,179,316**	**9,533,445**
Loans to participants	**267,014**	**186,885**
Total assets	**12,486,818**	**9,757,859**
Liabilities		
Excess contributions payable	**8,042**	**7,848**
Net assets available for benefits	**$ 12,478,776**	**$ 9,750,011**

See accompanying notes.

ESB Financial Corporation Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31	
	2009	2008
Additions		
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ 1,789,914	$ (2,371,906)
Dividends and interest income	326,149	499,583
Total investment income	2,116,063	(1,872,323)
Contributions:		
Employer	263,684	243,514
Participant	560,299	546,121
Employee rollovers	-	1,598
Rollovers from ESOP	-	48,706
Total contributions	823,983	839,939
Total additions	2,940,046	(1,032,384)
Deductions		
Distributions to participants	(198,942)	(139,144)
Excess contribution payable	(8,042)	(7,848)
Other expenses	(4,297)	(7,617)
Total deductions	(211,281)	(154,609)
Net increase (decrease)	2,728,765	(1,186,993)
Net assets available for benefits:		
Beginning of year	9,750,011	10,937,004
End of year	$ 12,478,776	$ 9,750,011

See accompanying notes.

1. Description of Plan

The following description of the ESB Financial Corporation (the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who elect to participate in the plan. Great West Retirement Services has been retained to provide record keeping responsibilities and Orchard Trust Company LLC has been appointed as Plan Trustee. The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Each year, participants may voluntarily contribute the lesser of $16,500 or 100% of their eligible earnings to the Plan, subject to annual limitations established by the Internal Revenue Service. Employees 50 years of age or older may annually contribute an additional $5,500 catch up contribution. The Company makes a maximum matching contribution of 100 percent of the first 1.0 percent and 50 percent of the next 5.0 percent of a participant's salary deferral contribution at the end of each pay period. The amount of matching contributions is a discretionary percentage determined by the Board of Directors and may be changed from time to time. Participants are eligible to receive a matching contribution subject to a vesting schedule, and may change their contribution rate or discontinue their contribution at any time. Employer contributions are invested in the ESB Financial Corporation (ESBF) Common Stock Fund. Employees have the ability to diversify the employer match from the ESBF Common Stock Fund to one of the Plan's other investment options. During 2008, contributions also included a converted amount from the Company's Employee Owned Stock Plan (ESOP). The Company's ESOP is required to offer eligible participants the opportunity to diversify the Company stock to other investments. As such, $48,706 was transferred from the Company's ESOP to the Company's Retirement Savings Plan in the year 2008. There were no such transfers during 2009.

1. Description of Plan (continued)

Investments

Investments are reflected at the current value and include a common collective trust, mutual funds and an employer stock fund. The market values of these accounts represent net asset values of investments held as of the end of plan year plus the value of any dividends and capital gains not yet reinvested. Investment transactions are accounted for on the trade-date basis.

Forfeitures

Forfeitures of matching contributions amounted to $3,046 and $5,997 during 2009 and 2008, respectively. Forfeitures were used to offset administrative expenses.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer's contributions and investment earnings. Allocations of employer matching contributions and plan earnings are based on individual participant contributions and participant account balances, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions and related investment earnings thereon is based on years of continuous service. Eligible service is defined as 1,000 hours of service within a plan year.

1. Description of Plan (continued)

The vesting schedule is as follows:

Years of Service	Vesting Percent
Under 2 years	0% vested
2 but less than 3 years	25% vested
3 but less than 4 years	50% vested
4 but less than 5 years	75% vested
After 5 years	100% vested

Benefit Payments

Participants or their beneficiaries are permitted to withdraw any portion of their vested account due to death, permanent disability, retirement, attainment of age 59-1/2, in the event of financial hardship or termination of employment. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the Plan. Nonvested company contributions are forfeited for participants who terminate employment.

Loans to Participants

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan cannot exceed the lesser of $50,000 reduced by the excess of the highest outstanding loan balance in the prior 12 months over the outstanding loan balance on the date the loan is made, or one-half of a participant's total vested account balance. The loans bear interest at rates determined by the Plan Administrator, generally at the prime rate at the time the loan is made. All loans are subject to specific repayment plans and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

Plan Termination

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the interest of all participants in the plan assets will become fully vested, and the Plan Administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interest of the participants.

2. Summary of Significant Accounting Policies

General

The accompanying financial statements have been prepared on the accrual basis of accounting, except for distributions which are recorded when paid by the trustee.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Income

Interest income from investments and loans to participants is recorded on an accrual basis. Dividend income from both the Company Common Stock Fund and the managed funds are recorded on the ex-dividend date.

Unit Value

The interest of each participant in the various funds is represented by units allocated to his/her account. The unit value is computed by dividing the number of units into the aggregate market value of the individual funds.

Contributions

Participant contributions are recorded in the month withheld from the participant's wages. Company contributions are recorded in the same month.

Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Administrative expenses of the Plan are paid for by the Company or through forfeitures of matching contributions. Administrative expenses include fees for recordkeeping, compliance testing, employee communication services, Form 5500 preparation services, benefit processing services, trust services, and document preparation and amendment services.

3. Investments

All investment information disclosed in the accompanying financial statements and schedule, including investments held at December 31, 2009 and 2008, and interest and dividend income and net appreciation (depreciation) in fair value of investments for the years ended December 31, 2009 and 2008, were obtained or derived from information supplied to the Plan Administrator.

For the years ended December 31, 2009 and 2008, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2009		
	Current Value		Net Realized/ Unrealized Appreciation
Investments at fair value as determined by quoted market price:			
Participant-directed investments:			
Putnam Stable Value Fund	$ 2,266,291	*	$ -
Pimco Total Return Fund	678,261	*	35,575
Franklin Income Fund	939,303	*	171,820
Franklin Templeton Conserv. Target	300,315		41,087
Mutual Global Discovery Fund	596,385		93,293
Franklin Real Estate Securities Fund	320,125		49,801
Franklin Templeton Moderate Target	807,660	*	133,977
Mutual Shares Fund	744,301	*	142,373
Templeton Foreign Fund	411,478		125,014
Franklin Small Cap Value Fund	443,020		97,055
Franklin Capital Growth Fund	-		42,730
Franklin Growth Fund	728,285	*	144,930
Franklin Templeton Growth Target	491,175		104,716
American Funds Invest Co of America R2	303,617		54,790
ESB Financial Corporation Common Stock Fund	628,389	*	111,091
	9,658,605		1,348,252
Non-participant-directed investments:			
ESB Financial Corporation Common Stock Fund	2,520,711	*	441,662
	$ 12,179,316		$ 1,789,914

* Fair value of investment represents 5% or more of the Plan's net assets

ESB Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

	2008		
	Current Value		Net Realized/ Unrealized Appreciation (Depreciation)
Investments at fair value as determined by quoted market price:			
Participant-directed investments:			
Putnam Stable Value Fund	$ 2,249,995	*	$ -
Pimco Total Return Fund	483,880		(25,244)
Franklin Income Fund	708,947	*	(384,746)
Franklin Equity Income	-		(108,181)
Franklin Templeton Conserv. Target	229,185		(44,301)
Mutual Global Discovery Fund	493,160	*	(209,541)
Franklin Real Estate Securities Fund	259,130		(177,366)
Franklin Templeton Moderate Target	598,549	*	(200,258)
Mutual Shares Fund	549,179	*	(354,797)
Templeton Foreign Fund	252,116		(292,932)
Franklin Small Cap Value Fund	352,826		(170,244)
Franklin Capital Growth Fund	533,499	*	(309,671)
Franklin Templeton Growth Target	332,785		(182,747)
American Funds Invest Co of America R2	224,237		(62,840)
ESB Financial Corporation Common Stock Fund	440,885		29,791
	7,708,373		(2,493,077)
Non-participant-directed investments:			
ESB Financial Corporation Common Stock Fund	1,825,072	*	121,171
	$ 9,533,445		$ (2,371,906)

* Fair value of investment represents 5% or more of the Plan's net assets

Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	Years ended December 31, 2009	2008
Beginning Balance	$ 1,825,072	$ 1,437,745
Change in net assets:		
Contributions	267,091	256,763
Transfers	(43,864)	(20,448)
Dividends/Interest	71,167	61,246
Net appreciation in fair value of investments	441,662	121,171
Distributions to participants	(40,415)	(31,404)
Other expenses	(2)	(1)
Ending Balance	$ 2,520,711	$ 1,825,072

4. Parties-in-Interest

The Plan Sponsor (the "Company") controls and manages the operation and administration of the Plan. The trustee (Orchard Trust Company LLC) is the custodian for the ESBF common stock. Certain administrative costs, legal and accounting fees are paid by the Plan Sponsor, in 2009 and 2008 those fees totaled approximately $10,063 and $10,061.

At December 31, 2009 and 2008, the Plan held an aggregate of 238,207 and 210,989 shares of ESB Financial Corporation common stock valued at $3,149,100 and $2,265,957, respectively.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan

Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

7. Fair Value Measurements

The Plan provides enhanced disclosures about assets and liabilities carried at fair value. Disclosures follow a hierarchal framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels are as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table presents the Plan's assets at their fair value on a recurring basis as of December 31, 2009 and 2008 by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2009			
	Level I	**Level II**	**Level III**	**Total**
Assets:				
Mutual Funds	$ 9,030,216	$ -	$ -	$ 9,030,216
Common Stock	3,149,100	-	-	3,149,100
Participant Loans	-	-	267,014	267,014
Total assets at fair value	$12,179,316	$ -	$ 267,014	$12,446,330

	December 31, 2008			
	Level I	**Level II**	**Level III**	**Total**
Assets:				
Mutual Funds	$ 7,267,488	$ -	$ -	$ 7,267,488
Common Stock	2,265,957	-	-	2,265,957
Participant Loans	-	-	186,885	186,885
Total assets at fair value	$ 9,533,445	$ -	$ 186,885	$ 9,720,330

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds: Valued at the net asset value of shares held by the plan at year end.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant loans: Valued at amortized cost, which approximates fair value.

The following table sets forth a summary of changes in the fair value of the Plan's Level III assets for the years ended December 31, 2009 and 2008.

Fair Value Measurements Using Significant Unobservable Inputs (Level III)

	Participant Loans	
	2009	2008
Beginning balance January 1	$186,885	$216,219
Loans Issued/Refinanced	172,193	68,500
Interest Assessed	12,011	13,259
Loan Payments	(96,678)	(107,363)
Distributed Loans	(7,397)	(3,730)
Ending balance, December 31	$267,014	$186,885

8. Fair Value of Financial Instruments

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in ESB Financial Corporation Retirement Savings Plan, contributions receivable, and loans to participants would be considered financial instruments. At December 31, 2009 and 2008, the carrying amounts of these financial instruments approximate fair value.

ESB Financial Corporation Retirement Savings Plan
EIN: 25-1659846 Plan Number: 002
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
Putnam Stable Value	Common collective trust	$ 2,266,291	$ 2,266,291
Pimco Total Return Fund	Mutual fund	661,094	678,261
Franklin Income Fund	Mutual fund	1,029,779	939,303
Franklin Templeton Conserv. Target	Mutual fund	290,794	300,315
Mutual Global Discovery Fund	Mutual fund	558,944	596,385
Franklin Real Estate Securities Fund	Mutual fund	526,822	320,125
Franklin Templeton Moderate Target	Mutual fund	744,530	807,660
Mutual Shares Fund	Mutual fund	811,835	744,301
Templeton Foreign Fund	Mutual fund	547,072	411,478
Franklin Small Cap Value Fund	Mutual fund	434,275	443,020
Franklin Growth Fund	Mutual fund	584,682	728,285
Franklin Templeton Growth Target	Mutual fund	459,650	491,175
American Funds Invest Co of America R2	Mutual fund	300,546	303,617
ESB Financial Corporation:			
Common stock*	238,207 shares	2,775,109	3,149,100
Participant loans*	Interest rates range from 3.25% to 8.25% and have maturity dates through 2024	267,014	267,014

*—Party-in-interest to the Plan

ESB Financial Corporation Retirement Savings Plan
EIN 25-1659846 Plan Number: 002
Schedule H, Line 4j- Schedule of Reportable Transactions

December 31, 2009

Description of Assets	Purchases	Sales	Cost of Assets Sold	Net Gain (Loss)
Type (i) Transactions - a single transaction in excess of 5 percent of the fair value of Plan assets				
Franklin Capital Growth	$ -	$ 544,887	$ 639,848	$ (94,961)
Franklin Growth Fund	544,426			

Exhibit 23.1

Consent of S.R. Snodgrass A.C., Independent Registered Accounting Firm



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement (No. 333-95725) on Form S-8 of ESB Financial Corporation Retirement Savings Plan of our report dated June 25, 2010, relating to the financial statements and supplemental schedules of the ESB Financial Corporation Retirement Savings Plan, which appears in this Annual Report of Form 11-K of ESB Financial Corporation Retirement Savings Plan for the year ended December 31, 2009.

S. R. Snodgrass, A.C.

Wexford, PA
June 25, 2010